11017366

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 03 2011

Washington, DC 110

SEC FILE NUMBER
8- 67053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 University Avenue, #204
(No. and Street)

East Palo Alto	CA	94303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Christensen — 650-305-2581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stan Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Partner & MD
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE

State of California)
County of San Mateo)

On February 25, 2011 before me, Karen Frances Johnson (insert here name and title of the officer), personally appeared Stan Christensen, who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Karen Frances Johnson

KAREN FRANCES JOHNSON
Commission # 1748118
Notary Public - California
Santa Clara County
MyComm. Expires May 29, 2011

(Seal)

A/72347951.1/0999991-0000981001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

ARBOR ADVISORS, LLC

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

To the Member
Arbor Advisors, LLC
Palo Alto, California

I have audited the accompanying statement of financial condition of Arbor Advisors, LLC (the Company) as of December 31, 2010 and related statements of income, changes in financial condition, and changes in member's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2010 and the results of its operations, changes in financial condition and member's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 14, 2011

ARBOR ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and equivalent	$ 3,165,001
Accounts receivable	830,805
Property and Equipment, at cost, net of accumulated depreciation of $107,054	43,344
Deposit	27,035
Total Assets	$ 4,066,185

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 174,792
Total Liabilities	174,792
Member's Equity	3,891,393
Total Liabilities and Member's Equity	$ 4,066,185

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2010

Revenues	
Fees	$15,361,997
Interest income	8,487
Other income	16,541
Total Revenues	15,387,025
Expenses	
Accounting	9,035
Advertising/marketing	6,258
Auto expense	16,089
Business development	25,000
Computer and IT services	30,037
Conferences and seminars	9,764
Depreciation	18,725
Dues and subscriptions	55,492
Insurance	45,812
Interest expense	1,151
Office expense	11,756
Printing and production	7,314
Professional fees	197,877
Recruiting fees	40,605
Regulatory fees	48,509
Rent	220,072
Salaries and payroll taxes	2,472,550
Telephone	28,744
Travel and entertainment	100,921
All other expenses	24,170
Total Operating Expenses	3,369,881
Income Before Tax Provision	12,017,144
Income Tax Provision	12,590
Net Income	$12,004,554

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2010

	Total
Balance, December 31, 2009	$ 913,184
Net Income	12,004,554
Member distributions	(9,026,345)
Balance, December 31, 2010	$ 3,891,393

See accompanying notes to financial statements

ARBOR ADVISORS, LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:	
Net income	$ 12,004,554
Depreciation	18,725
Changes in operating assets and liabilities:	
Commissions receivable	(570,391)
Deposits	(261)
Bank overdraft	(12,962)
Accounts payable and accrued liabilities	142,722
Net cash provided by operating activities	11,582,387
Cash Flows for Investing Activities:	
Purchase of furniture and equipment	(18,682)
Cash Flows for Investing Activities	(18,682)
Cash Flows for Financing Activities:	
Note payable	(333,333)
Distribution to members	(9,026,345)
Cash Flows for Investing Activities	(9,359,678)
Net increase in cash	2,204,027
Cash - beginning of year	960,974
Cash - end of year	$ 3,165,001
Supplemental Cash Flow Information	
Cash paid for interest	$ 1,151
Cash paid for income tax	$ 6,800

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - NATURE OF BUSINESS

Arbor Advisors, LLC (Company) was formed to conduct business primarily as an investment banking and financial advisory firm. The Company was approved by the NASD on January 23, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents – Cash and equivalents consist of cash on hand and highly liquid investments with original or remaining maturities of three months or less at the time of purchase.

Property and equipment – Acquisitions of property and equipment of $500 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lease term.

Revenue recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Advisory fees are recognized when the work is performed, retainers are billed as indicated in the contract. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Compensated absences – Accumulated paid time off is accrued when incurred.

Income taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risk – Financial instruments that potentially subject the company to concentrations of credit risk consist of cash deposits. At December 31, 2010, there were combined cash balances on deposit of approximately $1,406,000 in excess of FDIC insured limits. Management believes the organizations are not exposed to any significant credit risk related to cash and equivalents.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2010, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $6,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Commitments
The Company leases office space under a non-cancelable operating lease expiring in April 2012.

At December 31, 2010, the future minimum lease payments under the lease agreement were as follows:

2011	$ 303,676
2012	103,581
	$ 407,257

Rent expense for the year ended December 31, 2010 is $220,072.

NOTE 6 – SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end December 31, 2010 through February 14, 2011, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

ARBOR ADVISORS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2010

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 3,891,393
Nonallowable assets:		
Accounts receivable	$830,805	
Property and equipment, net of accumulated depreciation	43,344	
Deposit	27,035	(901,184)
NET CAPITAL		$ 2,990,209
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$ 11,659
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 11,659
Excess Capital		$ 2,978,550
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 2,972,729
Computation of Aggregate Indebtedness		
Total liabilities		$ 174,792
Aggregate indebtedness to net capital		5.85%

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 2,961,269
Variance -	
Accrued expenses	28,940
Rounding	-
Net Capital Per Audited Report	$ 2,990,209

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

ARBOR ADVISORS, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
Arbor Advisors, LLC

In planning and performing my audit of the financial statements of Arbor Advisors, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
Arbor Advisors, LLC
Palo Alto, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 14, 2011

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

To the Member
Arbor Advisors, LLC
Palo Alto, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Arbor Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arbor Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Arbor Advisors, LLC's management is responsible for the Arbor Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated July 23, 2010 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Noted no adjustments.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

To the Member
Arbor Advisors, LLC
Palo Alto, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 14, 2011

Arbor Advisors, LLC
1950 University Ave., Suite 204
East Palo Alto CA 94304

February 14, 2011

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027-1442

GENERAL REPRESENTATION LETTER

Dear Ms. Tractenberg:

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, cash flows, and changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Arbor Advisors, LLC (the Company) as of December 31, 2010 and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probably that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 14, 2011, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all of the following:

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were N/A ____________________.
   (enter date here)

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices other than the correspondence that you have shared with me.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of uncorrected financial statement misstatements summarized in the attached schedule are immaterial both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have not knowledge of any fraud or suspected fraud affecting the Company involving

a. management,
b. employees who have significant roles in internal control, or
c. others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Relatedparty transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees and amounts receivable from or payable to related parties.
b. Guarantees, whether written or oral, under which the company is contingently liable.
c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 275.
d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

e. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk:

(1) the extent, nature, and terms of financial instruments with off-balance-sheet risk
(2) the amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments
(3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

f. Agreements to repurchase assets previously sold or resell assets previously purchased.

11. There are no:

a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.
c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.
It is understood that the term "securities and investments no readily marketable" includes but is not limited to the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market
b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock
c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock)

17. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are as follows: *Not Applicable*

18. In addition, the Company at December 31, 2010, had

a. recorded all securities exchange memberships on the books.
b. properly recorded all participation in joint accounts carried by others.
c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
d. no open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
e. established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
f. no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

19. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under 17 CFR 240.15c3-1 (The Net Capital Rule) and approved by FINRA.

20. In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

21. The Company has assessed the impact of FASB ASC 740, *Income Taxes*, and has determined that no material liability is required to be recorded.

22. Note ___ to the financial statements discloses all of the facts of which we are aware that are relevant to the Company's ability to continue as a going concern. *Not applicable*

23. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements.

a. The concentration exists at the date of the financial statements.
b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

24. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows: *Not applicable*

25. There are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2010, or during the period January 1, 2011 to the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in

a. making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the customer reserve computations required by paragraph (e) of 17 CFR 240.15c3-3(e) (The Customer Protection Rule).
b. making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by 17 CFR 240.17a-13.
c. complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
d. obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by The Customer Protection Rule.
e. making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
f. making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

26. Net capital computations, prepared by the Company during the period from January 1, 2011 through the date of the auditor's report, indicated that the Company was in compliance with the requirements of The Net Capital Rule (and applicable exchange requirements) at all times during the period. Customer reserve computations pursuant to the Customer Protection Rule during the period did not reveal any deposit requirements that were not made on a timely basis.

27. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2011 through the date of the auditor's report.

28. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intracompany and intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

29. Foreign and domestic operating subsidiaries of the Company which are subject to local securities and capital adequacy requirements were in compliance with such regulations and requirements at December 31, 2010, and for the year then ended.

30. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2010, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Stan Christensen